[Letterhead of Versar, Inc.]

June 5, 2007

United States Securities and Exchange Commission

Division of Corporate Finance

Attention: Rufus Decker, Accounting Branch Chief

and Nudrat Salik, Staff Accountant

Washington, DC 20549-7010

Re:	Versar, Inc. 12b-4 request

Dear Mr. Decker and Ms. Salik:

Reference is hereby made to our letter dated May 4, 2007 responding to the Staff’s comments regarding Versar’s Form 10-K for the fiscal year ended June 30, 2006 and Form 10-Q for the period ending December 29, 2006. In response to Comment No. 3, Versar supplementally provided to you financial information provided to its CODM for each of the last three fiscal years as more specifically outlined in the response to Comment No. 3 in the May 4 letter. Such supplemental information was provided in hard copy only pursuant to a request for confidential treatment under 17 C.F.R. § 200.83. We are providing this letter to further request that such supplemental information be considered “supplemental information” pursuant to Rule 12b-4 promulgated under the Securities and Exchange Act of 1934, as amended. The undersigned hereby requests that this supplemental information be held confidential and returned to Versar upon completion of the Staff’s review of Versar’s filings and the comment process.

If you have any questions regarding this request under Rule 12b-4, please contact the undersigned at (703) 642-6907 or our counsel, Elizabeth Noe, Paul, Hastings, Janofsky & Walker LLP at (404) 815-2287.

Sincerely,

/s/ Lawrence W. Sinnott

Lawrence W. Sinnott, MBA, CPA

Executive Vice President, Chief Operating Officer,

Chief Financial Officer and Treasurer

Versar, Inc.

/shh